SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 3, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated February 3, 2005 re: Partner Announces Resignation of Haim Romano, Deputy CEO, to be Appointed CEO of El-Al

Partner Announces Resignation of Haim Romano, Deputy
CEO, to be Appointed CEO of El-Al

Rosh Ha’ayin, Israel, February 3rd, 2005 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR; London: PCCD) (the “Company”, “Partner”) announced today that Mr. Haim Romano, Deputy CEO of Partner, has announced this morning that he has accepted the offer presented to him by Prof. Israel (Izzy) Borovich, Chairman of El-Al, and will resign his position to become CEO of El-Al. Amikam Cohen, Partner’s CEO, wished Mr. Romano success. “Mr. Romano has contributed significantly to the success of Partner”, said Mr. Cohen, “and I am confident he will succeed in his new position”.

Mr. Romano said: “This morning I have made a decision that is very difficult for me, to accept the challenge presented to me by Prof. Borovich and by the Deputy Chairperson of El-Al, Mrs. Tamar Moses Borovich to become CEO of El-Al. Partner for me has always been a warm family. I am grateful to the CEO of Partner for the opportunity to become part of the founding team of Partner, and for his trust and support which I enjoyed throughout the years. I thank Partner’s management and employees for the cooperation and friendship through the fascinating years we spent together.”

About Partner

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to approximately 2.3 million subscribers in Israel. Partner subscribers can use roaming services in 152 destinations using 333 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il/

Safe Harbor
This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

Contact:
Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel:	+972 54 7814151
Fax:	+972 54 7814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: February 3, 2005